January 2025 27th Annual ICR Conference

This Presentation has been prepared and issued by Nomad Foods Limited (the “Company”). This Presentation has been provided solely for information and background. The information in this Presentation is provided as at the date of the Presentation (unless stated otherwise). This Presentation does not constitute or form part of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments, or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments. The preliminary estimated financial results for the full year ended December 31, 2024 included in this presentation are preliminary, unaudited and subject to completion, and may change as a result of management's continued review. Such preliminary results are subject to the finalization of year-end financial and accounting procedures. The preliminary financial results represent management estimates that constitute forward-looking statements subject to risks and uncertainties. As a result, the preliminary financial results may materially differ from the actual results when they are completed and publicly disclosed. Certain statements and matters discussed in this Presentation may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “should”, “strategy”, “will” and words of similar meaning, including all matters that are not historical facts. This Presentation includes forward-looking statements about the Company’s expectations regarding: (i) future operating and financial performance, including its sales trends, margins, capital expenditures, and market share performance, (ii) its 2024 guidance and 2025 guidance, including with respect to revenue growth, organic revenue growth, volume growth, adjusted free cash flow conversion, Adjusted free cash flow, Adjusted EBITDA, Adjusted EBITDA growth, Adjusted EPS, and Adjusted EPS growth, (iii) commercial and financial goals, including with respect to our renovation program, (iv) its ability to continue to deliver sustainable results, (v) new products and product launches in our markets, (vi) its success and growth in 2024 and its future success and growth potential in 2025 and beyond,(vii) total SG&A expense and A&P spend, (viii) ability to regain and maintain volume and market share momentum, including capturing a greater share of the frozen food market in Eastern Europe, (ix) expectations regarding our marketing, merchandising and innovation efforts, (x) moderating costs, increasing productivity, higher margin mix and optimized promotions, (xi) its capital allocation strategy, (xii) the impact of the ERP transformation on its future operating and financial performance, including on sales and working capital (xiii) organic sales growth in the fourth quarter and into 2025, (xiv) volume growth, including as a result of our renewed flywheel, (xv) preliminary results for the fourth quarter and year ended 2024, and (xvi) its ability to maximize shareholder returns, including through future dividends and share repurchases. The forward-looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market, (iii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the conflict in Ukraine; (iv) the Company’s ability to successfully implement its strategies (Including its M&A strategy) or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the impact of a pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees, and the Company’s ability to maintain the health and safety of its workforce; (ix) the effects of reputational damage from unsafe or poor quality food products; (x) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xi) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xiv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xvi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; (xvii) the Company’s ability to successfully implement any ERP transformation projects, and (xviii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. No statement in this Presentation is intended as a profit forecast or estimate. Unless otherwise indicated, market and competitive position data in this Presentation has been published by Nielsen or Euromonitor. Given this data has been obtained from industry publications and surveys or studies conducted by third-party sources, there are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has not independently verified such data, can provide no assurance of its accuracy or completeness and is not under any obligation to update, complete, revise or keep current the information contained in this Presentation. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involves certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, organic revenue growth, Adjusted EBITDA, Adjusted EPS, Adjusted EPS growth, Adjusted EBITDA growth, Adjusted EPS growth, Adjusted operating expenses, Adjusted net income, Adjusted Free Cash Flow and Free Cash Flow Conversion. Nomad Foods believes these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures maybe different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results. For a reconciliation of these non- IFRS financial measures to the most directly comparable IFRS measures, refer to the Appendix to this Presentation. The Company is unable to reconcile, without unreasonable efforts, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measures. Disclaimer 27th Annual ICR Conference | 2

We Have a Category Advantage 27th Annual ICR Conference | 4 We Have a Portfolio Advantage We Have a Strategy That is Working and Momentum is Building What We Want You to Take Away From Today

Top European Frozen Food Companies Retail Sales (€, Billion) €55,4 bn European Frozen Retail Sales Food € 39.2 bn Food Ice Cream € 16.2 bn Ice Cream €4.1 billion €3.8 billion €1.5 billion €2.6 billion 27th Annual ICR Conference | 5 A Pure Play European Frozen Food Leader Source: : NielsenIQ Multi-country | GTX SPG MONTHLY | Entire dataset, Currency: EURO, MAT P10’24.

1930’s -1960’s Birds Eye, iglo and Findus brands are launched across Europe Early 2000’s Unilever and Nestle divest frozen savory assets to private equity ownership 2015 is created and consolidates the Birds Eye, iglo and Findus brands 2018 Goodfella’s Pizza and Aunt Bessie’s are acquired 2020 Findus Switzerland is acquired 2021 Expanded into Southeastern Europe with acquisition of Ledo and Frikom brands 27th Annual ICR Conference | 6 2025 is the 10th Anniversary for Nomad Foods, but our Brands Have Nearly a Century of Rich Heritage

Our Brands Lead #1 BRAND EQUITY IN 13/15 MARKETS #1 PREFERENCE IN 12/15 MARKETS #1 BRAND AWARENESS IN 12/15 MARKETS 46% Weighted average value market share in our top 25 must-win battles (37% volume share) 2.6x Higher market share than all other branded competitors combined in our top 25 must-win battles. 27th Annual ICR Conference | 7 Great Brands with Leading Market Share & Equity Source: NielsenIQ and Circana, 12-wks ending P10 2024

Frozen skews towards protein and vegetables which account for 2/3rd of our revenue 2023 Nomad Foods Revenue Split Others 16% Meals 17% Vegetables 25% Poultry 9% Fish & Seafood 33% Protein, 42% Our Portfolio Skews Towards Nutritious Food Nutrition 27th Annual ICR Conference | 8Source: Nomad Foods 1H 2024 Net Sales

20 40 60 80 100 2020 2021 2022 2023 2024 (Aug) United Kingdom 20 40 60 80 100 2020 2021 2022 2023 2024 (Aug) France 20 40 60 80 100 2020 2021 2022 2023 2024 (Aug) Germany 27th Annual ICR Conference | 9 Google searches for protein within the food & drink category Backed by Secular Tailwinds 20 40 60 80 100 2020 2021 2022 2023 2024 (Aug) Italy Source: Google Trends.

Non HFSS* categories HFSS** categories 16.2% 5.7% YoY value sales, 12 wks ending March 19, 2023 93% of our UK & Western European revenue is generated from products deemed a healthy meal choice (non-HFSS**) by the UK government. 27th Annual ICR Conference | 10 Backed by Secular Tailwinds Source: Who Cares? Who Does? Health survey 2024, 103,000 respondents globally. Worldpanel Division, Kantar, YouGov. * As of 2023; excludes the Adriatic region ** HFSS refers to high-fat, sugar and salt

Convenience Families spend an average of 25 minutes preparing their main meal. 68% of consumers agree that frozen food provides some short-cuts compared to chilled/fresh food, thereby saving them time. Value 93% of European consumers have changed the way they shop to manage expenditures. Meals made from frozen cost €2-3 less compared to chilled equivalents. Sustainability Frozen Food reduces waste which is good for the planet and saves consumers and retailers money. 43%... of shoppers prefer to buy frozen food as it reduces waste. 27th Annual ICR Conference | 11 Backed by Secular Trends Source: Kantar; Institute of Grocery Distribution; Manchester Food Research Centre; Bounce Research in UK/IT/DE

Total Europe YoY Value Sales Growth 2014 0% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024* 10-yr CAGR: Frozen 2.9% Total Food 2.1% Frozen Food 27th Annual ICR Conference | 12 European Frozen Food is Growth Advantaged Source: Global Data, Eastern & Western Europe * 2024 sourced from YTD Nielsen and Circana data.

18.2 15.0 11.9 11.0 10.9 9.9 9.4 9.4 8.2 8.1 7.8 7.3 7.2 5.3 3.2 3.0 3.0 Frozen Food Annual Volume (kg.) Per Capita Consumption 27th Annual ICR Conference | 13 A Long Runway of Growth Source: Global Data & NIQ – Total Frozen Food excluding Ice cream; https://worldometers.info

18% 18% 43% 38% 31% 25% 27th Annual ICR Conference | 14 Our Category Responds to Investment Expandable Consumption with Impulse Purchases % of Purchases Not Planned When Entering the Store Source: Institute of Grocery Distribution 2023 study

Our Top Two Priorities Must Win Battles Grow our core profitable Must Win Battles Growth Platforms Expand our Portfolio through Growth Platforms Growth Accretive AND Margin Accretive 27th Annual ICR Conference | 15 Focused Investment

2024 20252023 27th Annual ICR Conference | 16 Fueling the Growth with A&P Advertising and Promotion Spending +14% YoY +HSD YoY* * Based on internal projections

2024 20252023 4.2% 4.8%* Implement and Launch Develop Design Discover and Define Frame the Challenge Product Innovation Wheel 27th Annual ICR Conference | 17 Ramping Innovation Year 2 innovation as a percent of revenue * Based on internal projections; Note: Innovation defined as new products introduced within the past two years

36% 48% 80% 60% 2024* 2025* 2027*2023 Parity Superior Quality Perception Accelerating Renovation * Based on internal projections

Italy Germany 27th Annual ICR Conference | 19 Elevating our Seafood Portfolio

Loaded Burgers Chicken WingsTenders & ChunksFillet Burgers 27th Annual ICR Conference | 20 Scaling our Poultry Portfolio

61 40 1,148 106 789 117 Frozen Poultry Market Size (€m) 152 Austria 26% 25% 23% 12% 2% Ireland UK Italy France NetherlandsGermany 0% 0% 27th Annual ICR Conference | 21 Scaling our Poultry Portfolio Nomad Poultry Market Share Source: Circana & Nielsen; 52 wks through P11, 2024

178 56 595 1,521 295 196 Frozen Potato Market Size (€m) 215 Belgium 24% 17% 12% 8% 1% Ireland France UK Spain NetherlandsItaly 0% 0% 27th Annual ICR Conference | 22 Nomad Potato Market Share Leverage Fish to Grow Potatoes Source: Circana & Nielsen; 52 wks through P11, 2024

YoY Market Share Growth Y oY S h ar e p t c h a n g e (b p s) P1 P2 P3 P4 P5 P6 P7 P8 P9 60 40 20 -20 -40 -60 -80 -100 -120 -140 2023 2024 P10 P11 P11 P13 P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12 R12 wk Value Share R4 wk Value Share 27th Annual ICR Conference | 23 The Strategy & Investment is Working Source: NielsenIQ & Circana

YoY Reported Volume Growth -9.7% -12.0% -12.7% -8.0% -2.2% 3Q23 4Q23 1Q24 2Q24 3Q24 4Q242Q231Q23 With 2.5% ERP headwind 1.6% 0.7% 27th Annual ICR Conference | 24 The Strategy & Investment is Working Source: Company Data

1.8% 1.0% 2.1%2.5% 2.0% 1.5% 1.0% 0.5% 0.0% -0.5% -1.0% -1.5% -2.0% P et F o o d B ab y F o o d B ab y C a re C o n fe ct io n ar y P et C a re A lc o h o l D ri n ks H o u se h o ld S h el f S ta b le F o o d T o ta lF M C G P er so n al C a re F ro ze n C h il le d & F re sh YoY Unit % Change, YTD**YoY Volume % Change, rolling 12 wk period* 2023 2024 -6.0% -8.0% -4.0% -2.0% 0.0% 2.0% 4.0% 6.0% P 1 P 2 P 3 P 4 P 5 P 6 P 7 P 8 P 9 P 10 P 11 P 12 P 13 P 1 P 2 P 3 P 4 P 5 P 6 P 7 P 8 P 9 P 10 P 11 Frozen (all markets) Total Food - Top 4 markets Frozen (Top 4 markets) 27th Annual ICR Conference | 25 Healthy Category Volume Backdrop Source: *NielsenIQ, top 4 markets include UK, France, Germany & Italy; ** Circana October Demand Signals report

90-95%3- 5% growth €1.72-€1.77 7%-10% growth 1 - 2% growth Organic Revenue Adjusted Cash Flow Conversion** Adjusted EPS**Adjusted EBITDA** 27th Annual ICR Conference | 26 2024 Guidance $1.76- $1.81* *2024 Adjusted EPS guidance range converted to USD, the currency in which Nomad Foods shares trade, for illustrative purposes and based on USD/EUR FX rate of 1.024 as of January 10, 2025 **Represents a non-IFRS measure. Please see Appendix for a reconciliation of these non-IFRS measures to their directly comparable measures

90%+2- 4% growth €1.81-€1.85 4%-6% growth*** 1- 3% growth Organic Revenue Adjusted Cash Flow Conversion** Adjusted EPS**Adjusted EBITDA** 27th Annual ICR Conference | 27 Initial 2025 Guidance $1.85- $1.90* *2024 Adjusted EPS guidance range converted to USD, the currency in which Nomad Foods shares trade, for illustrative purposes and based on USD/EUR FX rate of 1.024 as of January 10, 2025. **Represents a non-IFRS measure. Please see Appendix for a reconciliation of these non-IFRS measures to their directly comparable measures ***Represents 4-6% growth from the mid-point of the FY24 EPS guidance range

Adjusted EPS* 10% CAGR €0.84 €1.75 2016 2017 2018 2019 2020 2021 2022 2023 2024** Impact in 2023 from higher interest costs Revenues 6% CAGR €1.9 billion €3.1 billion 2016 2017 2018 2019 2020 2021 2022 2023 2024** Adjusted EBITDA* 7% CAGR €325 million €551 million 2016 2017 2018 2019 2020 2021 2022 2023 2024** 27th Annual ICR Conference | 28 A Track Record of Delivering *Represents a non-IFRS measure. Please see Appendix for a reconciliation of these non-IFRS measures to their directly comparable measures **Represents the mid-point of 2024 guidance

€2.1bn of adjusted Free Cash Flow from 2017-2024 103% of Adjusted Profit 2024E*20192017 50 100 0 150 200 250 300 350 20232022202120202018 Elevated working capital to ensure supply security 27th Annual ICR Conference | 29 Track Record of Cash Generation Growth targets imply €850+ mn** of adjusted free cash flow over the next 3 years (‘25-27), or 1/3rd of our market cap at 1/10/25 exchange rates. Source: Company filings * Based on the mid-point of FY24 guidance ranges ** Based on FY25 guidance and long-term growth targets for FY26 and FY27

2015 is created and consolidates the BirdsEye, iglo and Findus brands 2018 Goodfella’s Pizza and Aunt Bessie’s are acquired 2020 Findus Switzerland is acquired 2021 Expanded into Southeastern Europe with acquisition of Ledo and Frikom brands €1.2 bn deployed for Accretive M&A from 2018-2021 Cash return to shareholders via opportunistic buybacks & dividend has been the recent priority 2023 1H242022 New $0.60 annual dividend; 3.8%+ yield 0 50 150 100 200 Dividend Share Repurchase Net-Debt Reduction 27th Annual ICR Conference | 30 Track Record of Accretive Capital Deployment Source: Company filings; Dividend yield as of January 10, 2025 share price.

Thank you.

Questions?

Appendix

The following tables have been included to allow users to reconcile Non-IFRS financial measures as well as Adjusted financial information included within this presentation to reported IFRS financial measures. 1. Definitions of Non-IFRS financial measures referred to in this presentation. 2. Reconciliation of Non-IFRS financial measures. Contents 34

Non-IFRS financial measures should not be considered as substitutes for, or superior to, measures of financial performance prepared in accordance with IFRS. They are limited in value because they exclude charges that have a material effect on the Company’s reported results and, therefore, should not be relied upon as the sole financial measures to evaluate the Company’s financial results. The non-IFRS financial measures are meant to supplement, and to be viewed in conjunction with, IFRS financial measures. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures as provided in the tables accompanying this document. Adjusted EBITDA – EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items to the extent included in our financial statements such as material restructuring charges, material goodwill and intangible asset impairment charges, other material unusual or non-recurring items, as well as additional items that management deems to be exceptional and appropriate for adjustment. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted EPS - Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted Financial Information – Adjusted financial information presented in this presentation reflects the historical reported financial statements of Nomad Foods, adjusted for share based payment charges including employer payroll taxes, exceptional items (as described above) and non-cash foreign currency translation charges/gain. Organic Revenue Growth/(Decline) – Organic revenue growth/(decline) is an adjusted measurement of our operating results. This comparison of current and prior period performance takes into consideration only those activities that were in effect during both time periods. Organic revenue reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impact the comparability of our results. Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities less cash flows (i) related to exceptional items (as described above), (ii) non-operating M&A related costs and (iii) working capital movements on employer taxes associated with share based payment awards, plus (i) capital expenditure (on property, plant and equipment and intangible assets), (ii) net interest paid, (iii) proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and (iv) payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives. 1. Definitions of Non-IFRS financial measures referred to in this presentation 35

As adjusted for the twelve months ended December 31, 2023 Adjustments As reported for the twelve months ended December 31, 2023 € in millions, except per share data 3,044.5—3,044.5Revenue (2,185.8)—(2,185.8)Cost of sales 858.7—858.7Gross profit (418.7)(a)27.1(445.8)Other operating expenses —(b)72.5(72.5)Exceptional items 440.099.6340.4Operating profit 5.8(17.0)22.8Finance income (102.1)7.5(109.6)Finance costs (96.3)(c)(9.5)(86.8)Net financing costs 343.790.1253.6Profit before tax (68.9)(d)(8.0)(60.9)Taxation 274.882.1192.7Profit for the period 170.6170.6Weighted average shares outstanding in millions - basic 1.611.13Basic earnings per share 171.2171.2Weighted average shares outstanding in millions - diluted 1.611.13Diluted earnings per share a. Share based payment charge including employer payroll taxes of €26.1 million and non-operating M&A related costs of €1.0 million. b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (audited) twelve months ended December 31, 2023’ for a detailed list of exceptional items. c. Elimination of €16.7 million of net gains on repricing of debt, €3.5 million of interest cost on tax relating to legacy tax audits, €3.0 million of foreign exchange translation losses, €1.0 million of losses on derivatives and a €0.3 million gain from the reversal of an impairment loss on a short-term investment. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months Ended December 31, 2023 36

As reported for the twelve months ended December 31, 2023 € in millions 192.7Profit for the period 60.9Taxation 86.8Net financing costs 95.0Depreciation and amortization Exceptional items: (a)0.6Information Technology Transformation program (b)68.4Business Transformation Program (c)4.3Fortenova Group integration costs (d)(0.8)Settlement of legacy matters Other Adjustments: (e)27.1Other add-backs 535.0Adjusted EBITDA (f) a. Expenses associated with the Information Technology Transformation program, which are primarily professional fees. The program was completed in 2023. b. Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees. c. Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021. d. Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional. e. Represents the elimination of share based payment charge including employer payroll taxes of €26.1 million and elimination of non-operating M&A related costs of €1.0 million. f. Adjusted EBITDA margin of 17.6% for the twelve months ended December 31, 2023 is calculated by dividing Adjusted EBITDA by Revenue of €3,044.5 million. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (audited) Twelve months ended December 31, 2023 37

As adjusted for the twelve months ended December 31, 2022 Adjustments As reported for the twelve months ended December 31, 2022 € in millions, except per share data 2,939.7—2,939.7Revenue (2,124.4)—(2,124.4)Cost of sales 815.3—815.3Gross profit (379.5)(a)11.7(391.2)Other operating expenses —(b)48.7(48.7)Exceptional items 435.860.4375.4Operating profit 0.6(11.5)12.1Finance income (66.5)—(66.5)Finance costs (65.9)(c)(11.5)(54.4)Net financing costs 369.948.9321.0Profit before tax (76.5)(d)(5.3)(71.2)Taxation 293.443.6249.8Profit for the period 174.3174.3Weighted average shares outstanding in millions - basic 1.681.43Basic earnings per share 174.3174.3Weighted average shares outstanding in millions - diluted 1.681.43Diluted earnings per share a. Share based payment charge including employer payroll taxes of €8.6 million and non-operating M&A related costs of €3.1 million. b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (audited) twelve months ended December 31, 2022’ for a detailed list of exceptional items. c. Elimination of €2.3 million of net gain recognized as part of refinancing activities and €9.2 million of foreign exchange translation gains. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months Ended December 31, 2022 38

As reported for the twelve months ended December 31, 2022 € in millions 249.8Profit for the period 71.2Taxation 54.4Net financing costs 88.6Depreciation and amortization Exceptional items: (a)8.2Findus Switzerland integration costs (b)5.8Impairment of customer relationships (c)4.4Information Technology Transformation program (d)37.0Business Transformation Program (e)2.2Distribution network integration (f)9.5Fortenova Group integration costs (g)3.5Factory optimization (h)(28.9)Settlement of legacy matters (i)7.0Release of indemnification assets Other Adjustments: (j)11.7Other add-backs 524.4Adjusted EBITDA (k) a. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020. b. Charge for the impairment of our food service customer relationships in Sweden. c. Expenses associated with the Information Technology Transformation program, which are primarily professional fees. d. Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees. e. Expenses associated with the restructuring of the sales operations in northern Italy which was completed in 2023. f. Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021. g. Expenses associated with a three-year factory optimization program, initiated in 2018, to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. Due to delays in delivering the program, it was extended for an additional year and completed in 2022. h. Income and expenses associated with the settlement of contingent tax receivables, tax liabilities and other liabilities relating to periods prior to acquisition by the Company. i. Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group. j. Represents the elimination of share based payment charge including employer payroll taxes of €8.6 million and elimination of non-operating M&A related costs of €3.1 million. k. Adjusted EBITDA margin of 17.8% for the twelve months ended December 31, 2022 is calculated by dividing Adjusted EBITDA by Revenue of €2,939.7 million. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (audited) Twelve months ended December 31, 2022 39

As adjusted for the twelve months ended December 31, 2021 Adjustments As reported for the twelve months ended December 31, 2021 € in millions, except per share data 2,606.6—2,606.6Revenue (1,853.9)(a)8.4(1,862.3)Cost of sales 752.78.4744.3Gross profit (337.6)(b)18.7(356.3)Other operating expenses —(c)45.3(45.3)Exceptional items 415.172.4342.7Operating profit 0.1—0.1Finance income (64.2)41.9(106.1)Finance costs (64.1)(d)41.9(106.0)Net financing costs 351.0114.3236.7Profit before tax (74.4)(e)(18.7)(55.7)Taxation 276.695.6181.0Profit for the period 178.1178.1Weighted average shares outstanding in millions - basic 1.551.02Basic earnings per share 178.1178.1Weighted average shares outstanding inmillions - diluted 1.551.02Diluted earnings per share a. Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting. b. Share based payment charge including employer payroll taxes of €5.8 million and non-operating M&A related costs of €12.9 million. c. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (audited) twelve months ended December 31, 2021’ for a detailed list of exceptional items. d. Elimination of €17.9 million of charges recognized as part of refinancing activities, a one-time net €8.6 million loss from the impairment of a short-term investment, which was made with surplus cash as part of our cash management activities, €4.0 million of foreign exchange translation losses and €11.4 million of foreign exchange losses on derivatives. e. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months Ended December 31, 2021 40

As reported for the twelve months ended December 31, 2021 € in millions 181.0Profit for the period 55.7Taxation 106.0Net financing costs 71.6Depreciation and amortization (a)8.4Acquisition purchase price adjustments Exceptional items: (b)6.2Findus Switzerland integration costs (c)5.3Brexit (d)4.2Information Technology Transformation program (e)18.8Business Transformation Program (f)3.5Fortenova Group integration costs (g)4.9Factory optimization (h)(2.6)Settlement of legacy matters (i)5.0Release of indemnification assets Other Adjustments: (j)18.7Other add-backs 486.7Adjusted EBITDA (k) a. Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting. b. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020. c. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure. d. Expenses associated with the Information Technology Transformation program, which are primarily professional fees. e. Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees. f. Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021. g. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018. h. Income and expenses associated with tax and other liabilities relating to periods prior to acquisition by the Company. i. Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group. j. Represents the elimination of share based payment charge including employer payroll taxes of €5.8 million and elimination of non-operating M&A related costs of €12.9 million. k. Adjusted EBITDA margin of 18.7 for the twelve months ended December 31, 2021 is calculated by dividing Adjusted EBITDA by Revenue of €2,606.6 million. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (audited) Twelve months ended December 31, 2021 41

As adjusted for the twelve months ended December 31, 2020 Adjustments As reported for the twelve months ended December 31, 2020 € in millions, except per share data 2,515.9—2,515.9Revenue (1,753.4)—(1,753.4)Cost of sales 762.5—762.5Gross profit (363.3)(a)19.4(382.7)Other operating expenses —(b)20.6(20.6)Exceptional items 399.240.0359.2Operating profit 0.7(4.0)4.7Finance income (66.9)1.5(68.4)Finance costs (66.2)(c)(2.5)(63.7)Net financing costs 333.037.5295.5Profit before tax (70.4)(d)—(70.4)Taxation 262.637.5225.1Profit for the period Profit attributable to: 262.737.5225.2Equity owners of the parent (0.1)—(0.1)Non-controlling interests 262.637.5225.1 194.0194.0Weighted average shares outstanding in millions - basic 1.351.16Basic earnings per share 194.0(e)(3.9)197.9Weighted average shares outstanding in millions - diluted 1.351.14Diluted earnings per share a. Share based payment charge including employer payroll taxes of €12.1 million and non-operating M&A related costs of €7.3 million. b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2020’ for a detailed list of exceptional items. c. Elimination of €4.0 million of foreign exchange translation gains and €1.5 million of foreign exchange losses on derivatives. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2020 but for which shares were issued on January 4, 2021. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2020 42

As reported for the twelve months ended December 31, 2020 € in millions 225.1Profit for the period 70.4Taxation 63.7Net financing costs 67.6Depreciation and amortization Exceptional items: (a)1.6Brexit (b)(12.5)Supply chain reconfiguration (c)0.3Findus Switzerland integration costs (d)4.0Goodfella's Pizza & Aunt Bessie's integration costs (e)10.0Factory optimization (f)17.8Release of indemnification assets (g)(2.9)Settlement of legacy matters (h)2.3Business Transformation Program Other Adjustments: (i)19.4Other add-backs 466.8Adjusted EBITDA (j) a. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure. b. Income recognized on reaching an agreement to end the leasehold on a cold store in Sweden. c. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020. d. Expenses associated with the integration of the Goodfella's pizza and Aunt Bessie's businesses which were acquired in 2018. e. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018. f. Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.. g. Income and expense associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups. h. Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. i. Represents the elimination of share based payment charge including employer payroll taxes of €12.1 million and elimination of non-operating M&A related costs of €7.3 million. j. Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2020 is calculated by dividing Adjusted EBITDA by Revenue of €2,515.9 million. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (audited) Twelve months ended December 31, 2020 43

As adjusted for the twelve months ended December 31, 2019Adjustments As reported for the twelve months ended December 31, 2019€ in millions, except per share data 2,324.3—2,324.3Revenue (1,626.4)—(1,626.4)Cost of sales 697.9—697.9Gross profit (334.2)(a)25.7(359.9)Other operating expenses —(b)54.5(54.5)Exceptional items 363.780.2283.5Operating profit 2.5—2.5Finance income (66.9)8.8(75.7)Finance costs (64.4)(c)8.8(73.2)Net financing costs 299.389.0210.3Profit before tax (64.2)(d)(7.5)(56.7)Taxation 235.181.5153.6Profit for the period Profit attributable to: 235.581.5154.0Equity owners of the parent (0.4)—(0.4)Non-controlling interests 235.181.5153.6 192.0192.0Weighted average shares outstanding in millions - basic 1.230.80Basic earnings per share 192.0(e)(6.4)198.4Weighted average shares outstanding in millions - diluted 1.230.78Diluted earnings per share a. Share based payment expense including employer payroll taxes of €22.4 million and non-operating M&A related costs of €3.3 million. b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2019’ for a detailed list of exceptional items. c. Elimination of €3.9 million of foreign exchange translation losses and €4.9 million of foreign exchange losses on derivatives. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2019 but for which shares were issued on January 2, 2020. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2019 44

As reported for the twelve months ended December 31, 2019 € in millions 153.6Profit for the period 56.7Taxation 73.2Net financing costs 68.3Depreciation and amortization Exceptional items: (a)1.6Brexit (b)(3.6)Supply chain reconfiguration (c)3.5Findus Group integration costs (c)12.5Goodfella's Pizza & Aunt Bessie's integration costs (d)5.7Factory optimization (e)44.0Release of indemnification assets (f)(9.2)Settlement of legacy matters Other Adjustments: (h)25.7Other add-backs 432.0Adjusted EBITDA (i) a. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure. b. Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. The income relates to the sale of the agricultural land which completed in May 2019 and the finalization of consideration received for the sale of the industrial property which completed in 2018. c. Expenses related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015. d. Expenses associated with the integration of the Goodfella's pizza and Aunt Bessie's businesses which were acquired in 2018. e. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018. f. Charge in 2019 for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group. g. Income and expense associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups. h. Represents the elimination of share based payment charge including employer payroll taxes of €22.4 million and elimination of non-operating M&A related costs of €3.3 million. i. Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2019 is calculated by dividing Adjusted EBITDA by Revenue of €2,324.3 million. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (audited) Twelve months ended December 31, 2019 45

As adjusted for the twelve months ended December 31, 2018Adjustments As reported for the twelve months ended December 31, 2018 € in millions, except per share data 2,172.8—2,172.8Revenue (1,513.6)(a)5.7(1,519.3)Cost of sales 659.25.7653.5Gross profit (329.1)(b)23.6(352.7)Other operating expenses —(c)17.7(17.7)Exceptional items 330.147.0283.1Operating profit 0.2(1.4)1.6Finance income (60.0)(2.4)(57.6)Finance costs (59.8)(d)(3.8)(56.0)Net financing costs 270.343.2227.1Profit before tax (61.3)(e)(4.7)(56.6)Taxation 209.038.5170.5Profit for the period 209.738.5171.2Profit for the period attributable to equity owners of the parent 175.6—175.6Weighted average shares outstanding in millions - basic 1.190.97Basic earnings per share 175.6(f)(0.2)175.8Weighted average shares outstanding in millions - diluted 1.190.97Diluted earnings per share a. Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting. b. Share-based payment expense including employer payroll taxes of €14.7 million and non-operating M&A transaction costs of €8.9 million. c. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2018’ for a detailed list of exceptional items. d. Elimination of €1.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €0.3 million of realized and unrealized foreign exchange translation losses and €5.2 million of gains on foreign currency derivatives. e. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. f. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2018 but for which shares were issued on January 2, 2019. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2018 46

As reported for the twelve months ended December 31, 2018 € in millions 170.5Profit for the period 56.6Taxation 56.0Net financing costs 39.3Depreciation 7.0Amortization (a)5.7Acquisition purchase price adjustments Exceptional items: (b)1.2Supply chain reconfiguration (c)10.4Findus Group integration costs (d)8.3Goodfella's Pizza & Aunt Bessie's integration costs (e)1.6Factory optimization (f)(3.8)Settlement of legacy matters Other Adjustments: (g)23.6Other add-backs 376.4Adjusted EBITDA (h) a. Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting. b. Supply chain reconfiguration costs following the closure of the factory in Bjuv, Sweden. Following the closure in 2017, the Company has incurred costs relating to the relocation of production to other factories. The costs are partially offset by income from the disposal of the remaining tangible assets. c. Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015. d. Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018. e. Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. f. Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, settlements of contingent consideration for acquisitions and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes an income of €2.7 million recognized on settlement of contingent consideration for the purchase of the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits. g. Represents the elimination of share-based payment charges including employer payroll taxes of €14.7 million and elimination of non-operating M&A related costs of €8.9 million. h. Adjusted EBITDA margin of 17.3% for the twelve months ended December 31, 2018 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €2,172.8 million. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (audited) Twelve months ended December 31, 2018 47

As adjusted for the twelve months ended December 31, 2017Adjustments As reported for the twelve months ended December 31, 2017 € in millions, except per share data 1,956.6—1,956.6Revenue (1,357.2)—(1,357.2)Cost of sales 599.4—599.4Gross profit (313.7)(a)5.6(319.3)Other operating expenses —(b)37.2(37.2)Exceptional items 285.742.8242.9Operating profit 0.2(7.0)7.2Finance income (59.6)22.0(81.6)Finance costs (59.4)(c)15.0(74.4)Net financing costs 226.357.8168.5Profit before tax (51.1)(d)(19.1)(32.0)Taxation 175.238.7136.5Profit for the period 176.1176.1Weighted average shares outstanding in millions - basic 1.000.78Basic earnings per share 176.1(e)(8.7)184.8Weighted average shares outstanding in millions - diluted 1.000.74Diluted earnings per share a. Share-based payment charge b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (audited) twelve months ended December 31, 2017’ for a detailed list of exceptional items. c. Elimination of €20.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €3.9 million of foreign exchange translation losses and €9.0 million of foreign currency gains on derivatives. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2017 but for which shares were issued on January 2, 2018. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2017 48

As reported for the twelve months ended December 31, 2017 € in millions 136.5Profit for the period 32.0Taxation 74.4Net financing costs 35.9Depreciation 6.5Amortization Exceptional items: (a)3.2Transactions related costs (b)18.8Investigation and implementation of strategic opportunities (c)14.0Supply chain reconfiguration (d)15.1Findus Group integration costs (e)(5.6)Settlement of legacy matters (f)(8.3)Remeasurement of indemnification assets Other Adjustments: (g)5.6Other add-backs 328.1Adjusted EBITDA (h) a. Costs incurred related to enhanced control compliance procedures in territories. b. Costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses. c. Supply chain reconfiguration costs, namely the closure of the Bjuv factory. d. Costs recognized by Nomad Foods relating to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system. e. Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, sale of non-operating factories acquired and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non- operational factory. f. Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2017. Offsetting are the release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company's acquisition of Iglo Group in 2015. g. Represents the elimination of share-based payment charges of €2.6 million and elimination of non-operating M&A related costs of €3.0 million. h. Adjusted EBITDA margin 16.8% for the twelve months ended December 31, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,956.6 million. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (audited) Twelve months ended December 31, 2017 49

As adjusted for the twelve months ended December 31, 2016Adjustments As reported for the twelve months ended December 31, 2016€ in millions, except per share data 1,927.7—1,927.7Revenue (1,356.7)—(1,356.7)Cost of sales 571.0—571.0Gross profit (297.2)(a)1.2(298.4)Other operating expenses —(b)134.5(134.5)Exceptional items 273.8135.7138.1Operating profit 5.9(18.3)24.2Finance income (79.2)7.1(86.3)Finance costs (73.3)(c)(11.2)(62.1)Net financing costs 200.5124.576.0Profit before tax (45.6)(d)(6.0)(39.6)Taxation 154.9118.536.4Profit for the period 183.5183.5Weighted average shares outstanding in millions - basic 0.840.20Basic earnings per share 183.5183.5Weighted average shares outstanding in millions - diluted 0.840.20Diluted earnings per share a. Adjustment to add back share based payment charge b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (audited) twelve months ended December 31, 2016’ for a detailed list of exceptional items. c. Adjustment to eliminate €18.3 million of non-cash foreign exchange translation gains, €4.3 million foreign exchange loss on derivatives and €2.8 million of other exceptional non-cash interest. d. Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2016 50

As reported for the twelve months ended December 31, 2016 € in millions 36.4Profit for the period 39.6Taxation 62.1Net financing costs 43.3Depreciation 7.8Amortization Exceptional items: (a)4.8Costs related to transactions (b)1.9Costs related to management incentive plans (c)7.0Investigation and implementation of strategic opportunities (d)(4.3)Cisterna fire net income (e)84.3Supply chain reconfiguration (f)(1.0)Other restructuring costs (g)29.6Findus Group integration costs (h)1.8Settlement of legacy matters (i)10.4Remeasurement of indemnification assets Other Adjustments: (j)1.2Other add-backs 324.9Adjusted EBITDA (k) a. Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange. b. Adjustment to eliminate long term management incentive scheme costs from prior ownership. c. Elimination of costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses. d. Elimination of net insurance income offset by incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. e. Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory. f. Elimination of a credit on release of provisions for restructuring activities associated with operating locations. g. Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group. h. Elimination of non-recurring costs associated with settlements of tax audits and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. These were previously classified within Investigation and implementation of strategic opportunities and other items and have been reclassified into this line for the period presented. i. Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2016. j. Other add-backs include the elimination of share-based payment charges of €1.2 million. k. Adjusted EBITDA margin 16.9% for the twelve months ended December 31, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,927.7 million. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (audited) Twelve months ended December 31, 2016 51

Reconciliation of reported net cash flows from operating activities to Adjusted free cash flow for the years ended December 31, 2023, 2022, 2021, 2020, 2019, 2018 & 2017. 7 year total Year Ended December 31, 2017 Year Ended December 31, 2018 Year Ended December 31, 2019 Year Ended December 31, 2020 Year Ended December 31, 2021 Year Ended December 31, 2022 Year Ended December 31, 2023 € in millions 193.8321.3315.4457.0306.3303.8430.8Net Cash Flows From Operating Activities Add back: 99.543.415.912.148.840.867.6Cash flows relating to exceptional items (a) 27.3——————Legacy tax payments (b) —1.77.53.10.70.52.0Employer taxes related to share based payments (c) 3.08.93.37.312.93.11.0Non-operating M&A costs (d) Deduct: (42.6)(41.6)(47.3)(58.7)(79.2)(79.1)(82.4)Capital expenditure (e) (48.5)(45.1)(46.0)(49.5)(36.6)(53.6)(88.6)Net interest paid 1.6(2.8)0.7(6.1)(2.0)0.3(0.4)Other financing cash flows (f) (1.6)—(21.8)(20.3)(19.4)(26.5)(30.1)Payment of lease liabilities (g) 1,811.6232.5285.8227.7344.9231.5189.3299.9Adjusted free cash flow 1,726.7175.2209.0235.1262.6276.6293.4274.8Adjusted profit for the period 105%133%137%97%131%84%65%109% Adjusted free cash flow as % adjusted profit for the period 17,560.41,956.62,172.82,324.32,515.92,606.62,939.73,044.5Revenue 10%12%13%10%14%9%6%10% Adjusted free cash flow as % revenue a. Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows. b. Tax paid relating to open tax audits for pre-Nomad periods which are considered one-off in nature. c. Adjustment to add back working capital movements related to employer taxes related to share based payments which are not considered to be indicative of our ongoing operating cash flows. d. Adjustment to add back cash flows related to non-operating M&A costs which are not considered to be indicative of our ongoing operating cash flows. e. Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows. f. Proceeds/(payments) on settlement of derivatives. g. These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow. 2. Reconciliation of Non-IFRS Financial Measures (continued) 52